UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Halcón Resources Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Shawn Singh Luminus Management, LLC 1700 Broadway, 26th Floor New York, NY 10019 (212) 424-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q803	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Luminus Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,855,314(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,855,314(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,314(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%(2)
14	TYPE OF REPORTING PERSON IA

(1)
The number of shares reported above includes (i) 182,478 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Master Fund (as defined below), (ii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund, (iii) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund, and (iv) 6,151,448 shares of Common Stock owned directly by Master Fund. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,204,282 outstanding shares of Common Stock as of October 8, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2019, plus (ii) 182,478 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Master Fund, (iii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund and (iv) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Luminus Energy Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,855,314(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,855,314(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,314(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%(2)
14	TYPE OF REPORTING PERSON OO

(1)
The number of shares reported above includes (i) 182,478 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Master Fund (as defined below), (ii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund, (iii) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund, and (iv) 6,151,448 shares of Common Stock owned directly by Master Fund. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,204,282 outstanding shares of Common Stock as of October 8, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2019, plus (ii) 182,478 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Master Fund, (iii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund and (iv) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,855,314(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,855,314(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,314(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)
The number of shares reported above includes (i) 182,478 shares of Common Stock (as defined below) issuable upon the exercise of the Series A Warrants owned directly by Master Fund (as defined below), (ii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund, (iii) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund, and (iv) 6,151,448 shares of Common Stock owned directly by Master Fund. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,204,282 outstanding shares of Common Stock as of October 8, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2019, plus (ii) 182,478 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Master Fund, (iii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund and (iv) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 5 of 8

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 15, 2019 (together with Amendment No. 1, the “Schedule 13D”), relating to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1000 Louisiana Street, Suite 6600, Houston, TX 77002.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:
As described in Item 4 below, on the Effective Date (as defined below), pursuant to the Plan (as defined below), the Old Notes and Old Common Stock (each as defined below) held by Luminus Energy Partners Master Fund, Ltd. (“Master Fund”) were cancelled and, in connection with (i) the exchange of such Old Notes and Old Common Stock, (ii) the Existing Equity Interests Rights Offering, (iii) the Senior Noteholder Rights Offering and (iv) the Backstop Commitment (as defined in the BCA), including shares of Common Stock issued as the Backstop Commitment Premium, the Issuer issued to Master Fund an aggregate of 6,151,448 shares of Common Stock, 182,478 Series A Warrants, 228,107 Series B Warrants and 293,281 Series C Warrants (each as defined below).  A total of approximately $63,680,368 was paid to acquire 4,648,202 shares of Common Stock, reported as beneficially owned by the Master Fund, issued in connection with the Rights Offerings and the Backstop Commitment.  The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The information set forth in Items 3 and 6 are incorporated by reference herein.

As previously disclosed by the Issuer, on August 7, 2019, the Issuer and its subsidiaries filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).  On September 24, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Joint Prepackaged Plan of Reorganization, as modified by the Confirmation Order (the “Plan”).  On October 8, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.  The descriptions of the Plan and the Confirmation Order included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which were filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K on September 26, 2019. All capitalized terms used in this section but not otherwise defined have the meanings set forth in the Plan.

On the Effective Date, by operation of the Plan, (i) holders of the Issuer’s common stock existing immediately prior to the Effective Date (“Old Common Stock”) holding more than 2,000 shares of Old Common Stock, received (among other things), in exchange for the surrender and cancellation of such Old Common Stock, their pro rata share of (a) approximately 9% of the Common Stock outstanding as of the Effective Date (subject to dilution by the Rights Offering Equity, the Warrant Equity, the MIP Equity, and the Common Stock issued pursuant to the Backstop Commitment Premium) and (b) certain warrants; and (ii) holders of the Issuer’s 6.75% Senior Notes due 2025 (the “Old Notes”, and holders thereof, the “Senior Noteholders”) received (among other things), in exchange for the surrender and cancellation of such Old Notes, their pro rata share of approximately 91% of the shares of the Common Stock outstanding as of the Effective Date, subject to dilution by the Rights Offering Equity, the Warrant Equity, the MIP Equity, and the Common Stock issued pursuant to the Backstop Commitment Premium.  In addition, Master Fund received shares of Common Stock in connection with the Existing Equity Interests Rights Offering, the Senior Noteholder Rights Offering and the Backstop Commitment, including shares of Common Stock issued as the Backstop Commitment Premium.  Accordingly, Master Fund was issued an aggregate of 6,151,448 shares of Common Stock, 182,478 Series A Warrants, 228,107 Series B Warrants and 293,281 Series C Warrants.

Under the Issuer’s amended organizational documents, Master Fund was entitled to designate one member of the Issuer’s post-reorganization board of directors (the “Board”). Master Fund appointed William Carapucci.

The Reporting Persons acquired the shares of Common Stock and the Warrants and hold their shares of Common Stock and the Warrants for investment purposes.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 6 of 8

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock or other securities in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock or other securities in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Master Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock and Warrants (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 16,204,282 outstanding shares of Common Stock as of October 8, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2019 plus (ii) 182,478 shares of Common Stock issuable upon the exercise of the Series A Warrants owned directly by Master Fund, (iii) 228,107 shares of Common Stock issuable upon the exercise of the Series B Warrants owned directly by Master Fund and (iv) 293,281 shares of Common Stock issuable upon the exercise of the Series C Warrants owned directly by Master Fund.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.

(d)
No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

Registration Rights Agreement

On the Effective Date, the Issuer, Master Fund and the other signatories thereto (the “Demand Stockholders”), entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to certain conditions and limitations, the Issuer agreed to file with the SEC a Registration Statement on Form S-3 (or on another form if Form S-3 is unavailable) concerning the resale of the registrable shares of Common Stock held by the Demand Stockholders (the “Registrable Securities”), as soon as reasonably practicable but in no event later than the later to occur of (i) ninety (90) days after the Effective Date and (ii) a date specified by a written notice to the Issuer by the Demand Stockholders holding at least a majority of the Registerable Securities, and thereafter to use its commercially reasonable best efforts to cause to be declared effective by the SEC as soon as reasonably practicable. In addition, from time to time, the Demand Stockholders may request that additional Registrable Securities be registered for resale by the Issuers.  Subject to certain limitations, the Demand Stockholders also have the right to request that the Issuer facilitate the resale of Registrable Securities pursuant to firm commitment underwritten public offerings.

Warrant Agreement

On the Effective Date, by operation of the Plan and the Confirmation Order, the Issuer entered into a warrant agreement (the “Warrant Agreement”) with Broadridge Corporate Issuer Solutions, Inc., pursuant to which the Issuer issued three series of warrants (the “Series A Warrants”, the “Series B Warrants” and the “Series C Warrants” and together, the “Warrants,” and the holders thereof, the “Warrant Holders”).  Pursuant to the Plan, Master Fund received (i) 182,478 Series A Warrants with an initial exercise price of $40.17 per share, (ii) 228,107 Series B Warrants with an initial exercise price of $48.28 per share and (iii) 293,281 Series C Warrants with an initial exercise price of $60.45 per share.  Each Warrant represents the right to purchase one share of Common Stock at the applicable exercise price, subject to adjustment as provided in the Warrant Agreement. Each series of Warrants issued under the Warrant Agreement has a three-year term.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 7 of 8

Swaps
As previously disclosed, the Master Fund entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). The swaps with the third parties constitute economic exposure to an aggregate of 144,621 notional shares of Common Stock, 178,584 Series A Warrants, 223,238 Series B Warrants and 287,021 Series C Warrants, representing approximately 4.9% of the outstanding shares of Common Stock (assuming the conversion of the Series A Warrants, Series B Warrants and Series C Warrants into Common Stock).

The Swap Agreements provide the Master Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Master Fund has economic exposure to an aggregate of 6,296,069 shares of Common Stock, 361,062 Series A Warrants, 451,345, Series B Warrants and 580,302 Series C Warrants representing approximately 43.7% of the outstanding shares of Common Stock (assuming the conversion of such Series A Warrants, Series B Warrants and Series C Warrants into Common Stock). The Reporting Persons disclaim beneficial ownership of the Subject Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated October 21, 2019

Exhibit 2	Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Form 8-K filed on August 5, 2019)

Exhibit 3	Backstop Commitment Agreement (incorporated by reference to Exhibit 10.2 filed with the Issuer’s Form 8-K filed on August 5, 2019)

Exhibit 4	Joint Secured-in-Possession Credit Agreement (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Form 8-K on August 9, 2019)

Exhibit 5
Registration Rights Agreement, dated October 8, 2019, between Halcón Resources Corporation and the rights holders thereto (incorporated by reference to Exhibit 10.3 filed with the Issuer’s Form 8-K on October 8, 2019)

Exhibit 6
Warrant Agreement, dated as of October 8, 2019, between Halcón Resources Corporation and Broadridge Corporate Issuer Solutions, Inc., as Warrant Agent (incorporated by reference to Exhibit 10.2 filed with the Issuer’s Form 8-K on October 8, 2019)

CUSIP No. 40537Q803	SCHEDULE 13D	Page 8 of 8

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 21, 2019

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

/s/ Jonathan Barrett
JONATHAN BARRETT